SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                   SCHEDULE TO
                                 (Rule 14D-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      STATE FINANCIAL SERVICES CORPORATION
                      ------------------------------------
                            (Name of Subject Company)

                      STATE FINANCIAL SERVICES CORPORATION
                      ------------------------------------
                             (Name of Filing Person)

                     Common Stock, par value $0.10 per share
                (and Associated Preferred Share Purchase Rights)
                ------------------------------------------------
                         (Title of Class of Securities)

                                    856855101
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Michael J. Falbo
                      President and Chief Executive Officer
                      State Financial Services Corporation
                           10708 West Janesville Road
                         Hales Corners, Wisconsin 53130
                                 (414) 425-1600
                                 --------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 With a copy to:
                                 Jay O. Rothman
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                         Milwaukee, Wisconsin 53202-5367
                                 (414) 271-2400

                            CALCULATION OF FILING FEE
------------------------------------- ------------------------------------------
      Transaction Valuation*                     Amount of Filing Fee
------------------------------------- ------------------------------------------
               N/A                                       N/A
------------------------------------- ------------------------------------------
*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
     Amount Previous Paid:      ______________  Filing Party:  _________________
     Form or Registration No.:  ______________  Date Filed:    _________________

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ] third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




       This Tender Offer Statement on Schedule TO relates to the preliminary and pre-commencement communications of an offer by State Financial Services Corporation, a Wisconsin corporation ("State"), to purchase up to 700,000 shares of its common stock, par value $0.10 per share, and associated preferred stock purchase rights, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price not greater than $16.50 nor less than $14.00 per share, net to the seller in cash, without interest, as set forth in the press release attached as Exhibit 99(a)(5). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

       State has not commenced the offer that is referred to in this communication. Upon commencement to such offer, State will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents. Shareholders are strongly encouraged to read the Schedule TO and exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these documents become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's web site at www.sec.gov and will be delivered without charge to all shareholders of State.

Item 12. Exhibits

Exhibit No. 99

         (a)(5)   Press Release, dated October 30, 2002

Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement of pre-commencement communications.